Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)	2009		2008		2007	2006		2005
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(42,621)		$(32,258)		$(302,762)	$(272,008)		$32,283
Plus:
Fixed Charges (excluding capitalized interest)	293,019		349,621		427,141	623,668		670,137

Total Earnings	$250,398		$317,363		$124,379	$351,660		$702,420

Fixed Charges:
Interest expensed and capitalized	$290,451		$347,001		$423,986	$619,094		$665,313
Amortized premiums, discounts, and capitalized expenses related to indebtedness	187		192		633	1,411		1,869
An estimate of the interest component within rental expense	2,381		2,428		2,522	3,163		2,955

Total Fixed Charges before preferred dividends	293,019		349,621		427,141	623,668		670,137

Preferred dividends accrued	15,841		33,299		33,299	33,299		33,299
Ratio of pre tax income to net income	2.016		0.101		1.771	1.215		2.447

Preferred dividend factor	31,935		3,363		58,973	40,458		81,483

Total fixed charges and preferred stock dividends	$324,954		$352,984		$486,114	$664,126		$751,620

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	(A	)	(A )	(A	)	(A	)

Excluding Interest on Deposits

Earnings (Loss):
Pre-tax (loss) income from continuing operations	$(42,621)		$(32,258)		$(302,762)	$(272,008)		$32,283
Plus:
Fixed Charges (excluding capitalized interest)	167,836		192,891		255,909	468,250		563,973

Total Earnings (Loss)	$125,265		$160,633		$(46,853)	$196,242		$596,256

Fixed Charges:
Interest expensed and capitalized	$165,318		$190,271		$252,754	$463,676		$559,149
Amortized premiums, discounts, and capitalized expenses related to indebtedness	187		192		633	1,411		1,869
An estimate of the interest component within rental expense	2,381		2,428		2,522	3,163		2,955

Total Fixed Charges before preferred dividends	167,886		192,891		255,909	468,250		563,973

Preferred dividends	15,841		33,299		33,299	33,299		33,299
Ratio of pre tax income to net income	2.016		0.101		1.771	1.215		2.447

Preferred dividend factor	31,935		3,363		58,973	40,458		81,483

Total fixed charges and preferred stock dividends	$199,821		$196,254		$314,882	$508,708		$645,456

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	(A	)	(A )	(A	)	(A	)

(A)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005 earnings were not sufficient to cover preferred dividends and the ratios were less than 1:1. The Company would have had to generate additional earnings of $74.6 million, $35.6 million, $361.7 million, $312.5 million, and $49.2 million to achieve a ratio of 1:1 in 2009, 2008, 2007, 2006 and 2005, respectively.